1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 20, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

    (Securities Act File No. 333-92935 and

    Investment Company Act File No. 811-09729)

    Post-Effective Amendment No. 2,000

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,000 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Japan Equal Weighted ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on December 27, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please clarify that the Fund seeks to track the results of the Underlying Index before the Fund’s expenses.

Response: The Trust respectfully directs the Staff’s attention to the Principal Investment Strategies section of the prospectus, which discloses that “The Fund seeks to track the investment results of the Underlying Index before fees and expenses of the Fund.”

Comment 2: Please confirm to the staff that no Acquired Fund Fees and Expenses (“AFFE”) line item is necessary in the fee table.

Response: The Trust respectfully submits that the Fund currently does not anticipate incurring AFFE in excess of 0.01% of the average net assets of the Fund. If, at a later date, it is determined that the Fund will incur AFFE in excess of 0.01%, the Trust will update the Fees and Expenses table in the prospectus accordingly.

Securities and Exchange Commission

February 20, 2019

Comment 3: Please provide the staff with a completed fee table and example at least one week before effectiveness of the registration statement.

Response: As requested, the Trust has provided a completed fee table in the Fund’s prospectus at least one week prior to the filing becoming effective.

Comment 4: We suggest that “equities” in the following sentence in the Principal Investment Strategies section of the prospectus be replaced with “common stocks” because the Underlying Index is comprised entirely of common stocks: “The Underlying Index includes the same constituents as the Parent Index (large and mid-capitalization Japanese equities), but at each quarterly rebalance date, all index constituents are weighted equally.”

Response: The Trust respectfully notes that the Fund may invest in certain equity securities other than common stocks. For this reason, the Trust respectfully declines to make the requested change.

Comment 5: Please disclose the number of issuers that are currently in the Underlying Index.

Response: The Trust respectfully notes that the Statement of Additional Information (“SAI”) includes disclosure of the approximate number of components of the Underlying Index.

Comment 6: We suggest that the title of “Risk of Investing in Japan” be changed to begin with the word “Japan” so that this risk factor - which is, in fact, the most prominent risk of investing in the Fund - is toward the beginning of the risks factors, instead of toward the end. We note that the Director of the Division of Investment Management has recently addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response: The Trust will consider making the change as part of its review of its complex-wide disclosures.

Comment 7: With respect to the bolded statement in “Tracking Error Risk,” please clarify what is meant by stating that the tracking error may be higher than is “typical for similar index ETFs.” If “similar” is a reference to other Japanese indices, why would this be so? We note that the disclosure on page 1 of the statutory prospectus states that “BFA expects that, over time, the Fund’s tracking error will not exceed 5%.” Is there any risk that the tracking error may at times and for some periods exceed 5%?

Response: BFA expects that the Fund may experience higher tracking error than similar index ETFs because of limited net assets at the time of the Fund’s commencement of operations, which may limit the number of issuers the Fund is able to include in its representative sampling strategy to track the Underlying Index. The Trust confirms that it does not currently expect the tracking error of the Fund to exceed 5%.

Securities and Exchange Commission

February 20, 2019

Comment 8: We suggest that you consider adding “Asian Economic Risk” to the risks in the summary prospectus. We note that the summary prospectus refers several times to “Asian Economic Risk” without any description of it.

Response: The Trust notes that the Fund is principally exposed to the risks of investing in Japan, which is disclosed in the summary prospectus. The Trust further notes that the risks of investing in non-US securities is also disclosed in the summary prospectus. In addition, the Trust believes that references to “Asian Economic Risk” under “Non-U.S. Securities Risk” and “Reliance on Trading Partners Risk” sufficiently puts investors on notice of additional risks of investing in Asia, the details of which are further disclosed in the statutory prospectus. This approach is consistent with the Trust’s past practice. For these reasons, the Trust respectfully declines to make the requested change.

Comment 9: Please disclose that purchases and redemptions of creation units with cash may cause the Fund to incur certain costs, such as brokerage costs that it might not have incurred if it had made purchase or redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund and, thus, decrease the Fund’s net asset value, to the extent that these costs are not offset by a transaction fee payable by an authorized participant.

Response: The Trust respectfully directs the Staff’s attention to the “Costs Associated with Creations and Redemptions” section of the prospectus, which discloses that “Authorized Participants are charged standard creation and redemption transaction fees to offset transfer and other transaction costs associated with the issuance and redemption of Creation Units… Creations and redemptions for cash (when cash creations and redemptions (in whole or in part) are available or specified) are also subject to an additional charge (up to the maximum amounts shown in the table below). This charge is intended to compensate for brokerage, tax, foreign exchange, execution, price movement and other costs and expenses related to cash transactions (which may, in certain instances, be based on a good faith estimate of transaction costs). Investors who use the services of a broker or other financial intermediary to acquire or dispose of Fund shares may pay fees for such services.”

Comment 10: We suggest that “Substitute payments for dividends received by the Fund for” in the following sentence in the “Lending Portfolio Securities” section of SAI be replaced with “Substitute payments received by the Fund representing dividends paid on” (emphasis added): “Substitute payments for dividends received by the Fund for securities loaned out by the Fund will not be considered qualified dividend income.”

Response: The requested change has been made.

Comment 11: The “Risk of Derivatives” states that “A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset, such as a security, a commodity (such as gold or silver), a currency or an index (a measure of value or rates, such as the S&P 500® or the prime lending rate).” It is unclear whether the London Interbank Offered Rate (“LIBOR”) will continue to be calculated or published as a reference rate/benchmark after 2021. To address the potential for LIBOR’s cessation, the Federal Reserve Board and the Federal Reserve Bank of New York (FRBNY), in coordination with multiple other regulators and large

Securities and Exchange Commission

February 20, 2019

industry participants, convened the Alternative Reference Rates Committee (“ARRC”). The ARRC has identified the Secured Overnight Financing Rate (“SOFR”) as the preferred successor rate for USD LIBOR. To prepare for a transition from LIBOR to SOFR, the ARRC, the International Swaps and Derivatives Association (“ISDA”), and the Financial Accounting Standards Board (“FASB”) have all taken various steps to develop appropriate fall-back language to address a transition to SOFR that may occur in the future with respect to cash products and derivatives, as well as to provide for hedge accounting. While existing derivatives may be addressed in large part by ISDA’s proposed protocol, there is no analogous solution for cash products. On October 25, 2018, FASB formally issued an Accounting Standards Update to expand the list of U.S. benchmark interest rates permitted for use in hedge accounting to include SOFR as a permitted rate. While the Accounting Standards Update will not directly implicate investment companies—funds generally do not engage in the type of hedge accounting covered by the update—funds will be affected indirectly as operating company counterparties begin to use SOFR as the reference rate in currency swaps. Please provide the appropriate disclosure with respect to the impact of a changeover from LIBOR to SOFR on the Fund’s cash products and its use of derivatives as investments and for hedging. If the Fund’s interfund lending agreements reference LIBOR, please disclose whether they will need to be renegotiated. In addition, please disclose whether the Fund may need to evaluate its existing exemptive relief to determine whether a transition from LIBOR to SOFR or any other fall-back rate affects the terms of its relief.

Response: The Fund currently does not expect to hold LIBOR-linked derivatives. The Trust confirms that the exemptive relief on which the Fund relies does not reference LIBOR, and the Trust is internally evaluating the impact of changes related to LIBOR and will update the related disclosure if it deems appropriate based on its evaluation.

Comment 12: Please explain to the Staff why the share of lending income paid by the iShares funds to their affiliated lending is, it appears, significantly higher than that paid by other comparably-sized fund complexes to their lending agents.

Response: Consistent with the exemptive relief relied on by the Fund, the Trust’s Board of Trustees (the “Board”) has put in place an extensive annual process of reviewing the securities lending program and the related security lending income and fees. As disclosed in the “Lending Portfolio Securities” section of the SAI, to the extent the Fund engages in securities lending, BlackRock Institutional Trust Company, N.A. administers the lending program in accordance with guidelines approved by the Board.

Comment 13: With respect to the “Securities Lending” section of the SAI, we suggest that “The iShares” be added prior to the first reference to “Domestic equity funds.”

Response: The requested change has been made.

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Securities and Exchange Commission

February 20, 2019

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Adithya Attawar
Jaeyoung Choi
Michael Gung
Nicole Hwang